SUBSCRIPTION AGREEMENT

THIS AGREEMENT made the 28th day of November, 2018,

BETWEEN:

SILVERCREST METALS INC., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the “Company”),

- and -

SSR MINING INC., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the “Investor”).

                          WHEREAS the Company has agreed to issue to the Investor, and the Investor has agreed to purchase from the Company, 8,220,645 common shares (the “Subscription Shares”) in the capital of the Company at a price of $3.73 per share (the “Purchase Price”), in reliance upon the representations, warranties and covenants of the Company contained herein;

                          AND WHEREAS the Company and the Investor have agreed that the Company shall use the proceeds of the offering of the Subscription Shares only as further described in the Use of Proceeds (as hereinafter defined);

                          NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1      Defined Terms

            For the purposes of this Agreement (including the recitals and the Schedules), unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

            “Act” means the Business Corporations Act (British Columbia), as in effect on the date of this Agreement;

            “Affiliate” has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

            “Area of Interest” has the meaning given in Section 4.10;

            “arm’s length” has the meaning given to that term in the Tax Act, as in effect on the date of this Agreement;

            “Articles” means the articles of incorporation of the Company, together with any amendments thereto or replacements thereof;

            “Associate” has the meaning ascribed to such term in the Securities Act (British Columbia), as in effect on the date of this Agreement;

            “Babicanora Agricola” means Babicanora Agricola del Noroeste, S.A. de C.V., a Mexico corporation;

            “Board” means the board of directors of the Company;

            “Business” means the mineral exploration business of the Company as described in the Public Disclosure Documents;

            “Business Day” means any day, other a Saturday, Sunday or statutory holiday in the Province of British Columbia;

            “Break Fee” has the meaning given in Section 7.1(b);

            “CFPOA” has the meaning given in Section 3.1(gg);

            “Claim” means any claim or liability of any nature whatsoever, including any demand, obligation, liability, debt, cause of action, suit, proceeding, judgment, award, assessment or reassessment;

            “Closing” means the closing of the purchase and sale of the Subscription Shares as further described in Section 6.1;

            “Closing Date” means December 7, 2018 or such other date and time as the parties hereto may agree in writing;

            “Common Shares” means common shares in the capital of the Company;

            “Confidentiality Agreement” means that certain confidentiality agreement entered into between the Company and the Investor dated as of August 10, 2018;

            “Contract” means any agreement indenture, contract, lease, deed of trust, licence, option, instrument, arrangement, understanding or other commitment, whether written or oral;

            “control” has the meaning given to it under Securities Laws;

            “Convertible Securities” means any agreement, option, warrant, note, instrument, right or other security or conversion privilege issued or granted by the Company or any of its Affiliates that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire Common Shares, including pursuant to one or more multiple exercises, conversions and/or exchanges;

            “Downsize Entitlement” has the meaning given in Section 5.6(b)(ii);

            “Downsize Notice” has the meaning given in Section 5.6(b)(ii);

            “Dilutive Conversion” has the meaning given in Section 5.5(a)(i);

            “Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, deed of trust, royalty, mortgage, title retention agreement, security interest of any nature, adverse interest, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, other third party interest or any Contract to create any of the foregoing;

            “Environmental Laws” means all applicable Laws relating to the protection of the environment, natural resources, human health and safety, Hazardous Substances, the assessment of environmental and social impacts or the remediation, rehabilitation, reclamation and closure of lands used in connection with the Business;

            “Equity Securities” has the meaning given in Section 5.2;

            “Equivalency Determination Request” has the meaning given in Section 4.4(c);

            “Exchanges” means, together, the TSX-V and the NYSE American;

            “Exercise Notice” has the meaning given in Section 5.6(a);

            “FCPA” has the meaning given in Section 3.1(gg);

            “Federal Duties Law” means the Federal Duties Law of Mexico (Ley Federal de Derechos);

            “Financial Statements” has the meaning given in Section 3.1(q);

            “Finder” means a finder, broker, investment banker, agent, financial advisor or other person engaged to find or act as agent on behalf of purchasers of or subscribers for, or proposed purchasers of or subscribers for, securities of the Company or to otherwise identify potential investors in, or lenders to, or any other potential sources of debt, revenue or financial benefit (including, for greater certainty, off-take arrangements) for the Company, in return for compensation including cash and/or securities of the Company;

            “Governmental Authorization” means licenses, permits, consents, certificates, exemptions, registrations, waivers and other authorizations and approvals of any Governmental Entity;

            “Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal, or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board, or other regulatory authority, including any securities regulatory’ authorities and any applicable stock exchange, including the Exchanges;

            “Hazardous Substances” means any substance, material or waste that is defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous, or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos;

            “IFRS” means International Financial Reporting Standards in effect from time to time;

            “Interim Period” means the period in time from the date of execution of this Agreement to Closing;

            “Investor Other Financing Transaction Offer” has the meaning given in Section Error! Reference source not found.;

            “Issuance” has the meaning given in Section 5.2;

            “Las Chispas Project” means the Company’s Las Chispas property located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico and as described in the Public Disclosure Documents;

            “Laws” means any and all federal, provincial, regional, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, proclamation, directive, code, edict, Order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

            “Liability” means any debts, liabilities and obligations, whether accrued, absolute or contingent, matured or unmatured or determined or determinable;

            “Market Price” means the volume weighted average trading price of the Common Shares listed on the TSX-V for the five trading days ending before either the issuance of a news release or the filing of a price reservation form pursuant to the TSX-V Corporate Finance Policies. If the Common Shares are not listed on the TSX-V, the volume weighted average trading price of the Common Shares for the five trading days ending prior to the date such determination is made on such other stock exchange or quotation system where the majority of the trading volume and value of the Common Shares occurs;

            “material change” means a material change for the purposes of Securities Laws or, where undefined under Securities Laws, means a change in the business, operations, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of a person that would reasonably be expected to have a significant effect on the market price or value of its securities and includes a decision to implement such a change made by the board of directors of such person, or, alternatively, by senior management of such person, where they believe that confirmation of the decision by the board of directors of such person, is probable;

            “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the company or any of its Subsidiaries or their properties or assets may be bound or subject to:

(a)	that involves the potential expenditure of more than $250,000 in the aggregate or in excess of $500,000 in any calendar year;

(b)	that creates or that may lead to the creation of a joint venture, partnership or similar arrangement on the Las Chispas Project;

(c)	that grants any royalty or other interest in any real property or mineral exploration or mineral rights or production or proceeds therefrom;

(d)	that grants an option to acquire any interest, direct or indirect, in the Las Chispas Project or granting an earn-in or farm-in in respect of the Las Chispas Project;

(e)	that under which the Company or any Affiliate has acquired or has the right to acquire any real property or mineral exploration or mineral rights that form part of the Las Chispas Project,

(f)	that relates to the sale of products by the Company or any of its Subsidiaries, including sales agreements or off-take arrangements;

(g)	that is with a Related Party of the Company;

(h)

whereby the Company or any of the Subsidiaries guarantees, assumes or agrees to act as a surety in respect of any Liabilities or obligations of another Person, other than in the ordinary course of business and which is not material to the Company;

(i)	that is with any Governmental Entity;

(j)	that contains change of control provisions;

(k)	whereby the Company or any Subsidiary provides an indemnity to any Person, other than those provided to officers and directors of the Company or its subsidiaries; and

(l)

that relates to prior or contemplated business combinations, acquisitions, mergers or asset purchases or divestitures under which the Company or any of its Subsidiaries has any remaining outstanding obligations;

            “material fact” means a material fact for the purposes of Securities Laws or, where undefined under Securities Laws, means a fact that would reasonably be expected to have a significant effect on the market price or value of a Person’s securities;

            “Mexican Mining Laws” means, collectively, the Mexican Mining Law, the Mexican Mining Law Regulation and the Public Services Manual on Mining Matters;

            “MBM” means the Mexican Mines Bureau;

            “Minera La Llamarada” means Minera La Llamarada, S.A. de C.V., a Mexico corporation;

            “Mineral Rights” has the meaning given in Section 3.1(ii);

            “Misrepresentation” has the meaning given in Section 3.1(h);

            “NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

            “NI 45-102” means National Instrument 45-102 - Resale of Securities;

            “NI 45-106” means National Instrument 45-106 - Prospectus Exemptions;

            “Non-Cash Transaction” means a transaction pursuant to which the Company issues Equity Securities for non-cash consideration;

            “Non-Cash Transaction Notice” has the meaning given in Section 5.4(a)(i);

             “Non-Cash Transaction Subscription Right” has the meaning given in Section 5.4(a)(ii);

            “NorCrest Metals” means NorCrest Metals Inc., a British Columbia company;

            “Notice Period” has the meaning given in Section 5.6(a);

            “NYSE American” means the NYSE American Stock Exchange;

            “Offering” has the meaning given in Section 5.2;

            “Offering Notice” has the meaning given in Section 5.2;

            “Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

            “ordinary course of business” means the ordinary course of the Company’s Business consistent with past practices and with good mining and business practice;

            “Other Financing Transaction” has the meaning given in Section 4.4(a);

            “Outstanding Equity Securities” means the total number of issued and outstanding Common Shares, on a fully-diluted basis, which, for greater certainty, includes all securities issuable as set forth in Schedule A hereto;

            “Participation Right” has the meaning given in Section 5.3(a);

             “Payment” has the meaning given in Section 4.5;

            “PCMLTFA” has the meaning given in Section 3.2(e);

            “Permit” means any permit, lease, licence, claim, certificate, order, grant, approval, consent, registration, closure plan or other authorization of or from any Governmental Entity and includes any permit necessary to explore for, exploit, develop, mine, dispose of, produce, process or refine minerals;

            “Person” means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, unlimited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

            “Proceeds” has the meaning given in Section 2.1;

            “Prohibited Recipient” has the meaning given in Section 4.5;

            “Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Time of Closing with, or furnished by or on behalf of the Company to, the Exchanges or the relevant Securities Regulators pursuant to the requirements of Securities Laws;

            “Purchase Price” shall have the meaning set out in the recitals hereto;

            “Qualifying Jurisdictions” means, collectively, British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland;

            “Related Party” has the meaning given to such term in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

            “Repurchase Rights” means any agreement, option, warrant, right or other security issued or granted by the Company or any of its Affiliates that when exercised, will require the Company or any of its Affiliates to purchase, redeem or otherwise acquire any of its issued and outstanding shares;

            “ROFR Acceptance Notice” has the meaning given in Section 4.4(b);

            “ROFR Offer” has the meaning given in Section 4.4(b);

            “Securities Laws” means all applicable securities Laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and all rules and policies of any applicable stock exchange;

            “Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Qualifying Jurisdictions;

            “Shareholders” means the holders of Common Shares;

            “Shareholding Increase Right” has the meaning given in Section 5.3(b);

            “Subsidiaries” means, collectively, (a) Minera La Llamarada; (b) Babicanora Agricola; and (c) NorCrest Metals, and each individually, a “Subsidiary”;

            “Subscription Shares” has the meaning set out in the recitals hereto;

            “Tax” or “Taxes” means any foreign or Canadian federal, provincial, territorial, state or local income, goods and services, value added, corporation, land transfer, licence, payroll, excise, sales, use, capital, withholding, mining or other tax, levy, duty, royalty, assessment, reassessment or other charge of any kind whatsoever, whether direct or indirect, including any interest or penalty on any of the foregoing, whether disputed or not, and for greater certainty includes Canada Pension Plan premiums and employment insurance premiums;

            “Tax Act” means the Income Tax Act (Canada);

            “Tax Return” means any return, report, declaration, designation, election, notice, filing, form, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax;

            “Time of Closing" means 2:00 p.m. (Vancouver time) on the Closing Date;

            “Third Party” has the meaning given in Section 4.4(b);

            “Top-up Notice” has the meaning given in Section 5.5(b);

            “Top-up Right” has the meaning given in Section 5.5(a)(i);

            “Top-up Shares” has the meaning given in Section5.5(a)(i);

            “Top-up Threshold” has the meaning given in Section 5.5(a)(ii);

            “Transfer Agent” means Computershare Investor Services Inc.;

            “TSX-V” means the TSX-Venture Exchange or any successor thereto;

            “United States” means the United States of America as defined in Regulation S under the U.S. Securities Act;

            “Upsize Option” has the meaning given in Section 5.6(b)(i);

            “U.S. Person” means a “U.S. Person” as defined in Rule 902(k) of the U.S. Securities Act;

            “U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

            “Use of Proceeds” has the meaning given in Section 2.3.

1.2      Rules of Construction

            In this Agreement:

(a)

the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and the “parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)

any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)

all references to the Investor’s percentage ownership of Common Shares shall be calculated on a non-diluted basis, except as otherwise provided in this Agreement, and shall include all Common Shares owned directly or indirectly by the Investor, including Common Shares beneficially owned by Affiliates of the Investor. Reference should also be made to Section 5.7(d) and Section 5.9 in connection with any determination of the Investor’s percentage ownership of Common Shares;

(j)	all dollar amounts refer to Canadian dollars;

(k)

any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(l)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3      Time of Essence

            Time shall be of the essence of this Agreement.

1.4      Governing Law and Submission to Jurisdiction

(a)

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

(b)

Each of the parties irrevocably and unconditionally (i) submits to the nonexclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.5      Severability

            If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.6      Entire Agreement

            This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and, other than the Confidentiality Agreement which remains, subject to this Section 1.6, in full force and effect, supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral including, without limitation, the letter of intent dated November 16, 2018 between the Investor and the Company. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein. The Company and the Investor hereby agree that, as at the date of Closing, Section 8, Section 9 and Section 10 of the Confidentiality Agreement are of no further force and effect.

1.7      Accounting Principles

            Any reference in this Agreement to generally accepted accounting principles refers to accounting principles which have been established as generally accepted in Canada for financial reporting, applied on a consistent basis, including those principles recommended from time to time in the Handbook of Chartered Professional Accountants of Canada or any successor body thereto, and which are applicable in the circumstances as of the date in question. Accounting principles are applied on a “consistent basis” when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

1.8      Knowledge

(a)

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the best knowledge, information and belief of the Chief Executive Officer, President, Chief Financial Officer and Vice President, Business Development of the Company after due and diligent inquiry of the responsible officers and employees of the Company and the Subsidiaries to inform themselves as to the relevant matters.

(b)

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Investor, or where any other reference is made herein to the “knowledge” of the Investor, it shall be deemed to refer to the best knowledge, information and belief of the President and Chief Executive Officer and Chief Financial Officer of the Investor after due and diligent inquiry of the responsible officers and employees of the Investor to inform themselves as to the relevant matters.

1.9      Schedules

            The following Schedules are attached to and form an integral part of this Agreement:

Schedule A	-	Share Issue Commitments

Schedule B	-	Area of Interest – Map of Las Chispas Project

ARTICLE 2
PURCHASE OF COMMON SHARES

2.1      Investment in Company

(a)

On the terms and subject to the conditions of this Agreement, on the Closing Date, the Investor hereby subscribes for and agrees to purchase from the Company, and the Company agrees to issue from treasury and sell to the Investor, 8,220,645 Common Shares, being the Subscription Shares, at the Purchase Price for total proceeds of $30,663,006 (the “Proceeds”), representing not less than 9.9% of the issued and outstanding Common Shares, after giving effect to the issuance of the Subscription Shares.

(b)

In the event Common Shares are issued pursuant to the exercise of any Convertible Securities during the Interim Period such that the Subscription Shares purchased on the Closing Date constitute less than 9.9% of the issued and outstanding Common Shares, then the Common Shares to be subscribed for by the Investor on Closing shall be increased so that the Investor’s percentage ownership interest in the issued and outstanding Common Shares is not less than 9.9% immediately following Closing.

2.2      Satisfaction of the Purchase Price

            Subject to Section 2.1(b), in full satisfaction of the aggregate Purchase Price for the Subscription Shares, the Investor shall pay, or cause to be paid, the Proceeds to the Company (or as directed by the Company) by wire transfer in immediately available funds or in any other manner agreed upon by the parties, at the Time of Closing.

2.3      Use of Proceeds

            The Company shall use the Proceeds solely for the exploration and development of the Las Chispas Project and related costs, which amount shall include the payment of general and administrative costs of the Company up to a maximum amount of 10% of the Proceeds (the “Use of Proceeds”).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of the Company

            The Company hereby represents and warrants to the Investor as of the date hereof and as of the Closing Date as follows and acknowledges that the Investor is relying on such representations and warranties in entering into this Agreement:

(a)

Corporate Existence and Power. The Company and its Subsidiaries are corporations duly formed, validly existing and in good standing under the corporate Laws of the jurisdictions in which they are incorporated, and have all corporate powers required to carry on their business as now conducted and as proposed to be conducted as contemplated in the Public Disclosure Documents. The Company and its Subsidiaries are duly qualified to do business and are in good standing in each jurisdiction where the character of the property owned or leased by them or the nature of their activities makes such qualification necessary. No act or proceeding has been taken by or against the Company or any Subsidiary in connection with its liquidation, winding-up or bankruptcy.

(b)	Subsidiaries.

(i)	The Company has no subsidiaries other than the Subsidiaries.

(ii)	The Company is the legal and beneficial owner of 100% of all outstanding securities of NorCrest Metals free and clear of all Encumbrances.

(iii)	NorCrest Metals owns, legally or beneficially, 100% of all outstanding securities of each of Minera La Llamarada and Babicanora Agricola.

(c)

Shareholder and Similar Agreements. Except for this Agreement, neither the Company nor any of its Subsidiaries is a party to any shareholder, partnership, policy, voting trust or similar agreement relating to any of the issued and outstanding securities or equity interests of the Company or any of its Subsidiaries.

(d)

Corporate Books and Records. The minute books and records of the Company and the Subsidiaries for the period from inception to the date of this Agreement are all of the minute books and all of the records of the Company and the Subsidiaries for such period. The minute books and records of the Company and its Subsidiaries have been maintained in material compliance with applicable Laws, rules and regulations, and contain substantially complete and accurate records of all meetings and other corporate actions of the board of directors, committees of the board of directors, incorporators and shareholders of the Company and its Subsidiaries.

(e)

Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares, of which 74,816,180 Common Shares are issued and outstanding as of the date hereof. All of the Company’s issued and outstanding Common Shares have been duly authorized, are validly issued and outstanding, and are fully paid and non-assessable. No securities issued by the Company from the date of its incorporation to the date hereof were, nor will any Equity Securities issuable under this Agreement, be issued in violation of any pre-emptive rights or similar privileges. There are no dividends which have accrued or been declared but are unpaid on the Common Shares. All securities of the Company have been issued in accordance with the provisions of all applicable Securities Laws or other applicable Laws. Other than in connection with this Agreement, no Person possesses any pre-emptive rights in respect of any issued and outstanding securities or equity interests of the Company. When issued, the Subscription Shares will be issued as fully paid, non- -assessable Common Shares free and clear of all Encumbrances (other than restrictions on resale imposed by Securities Laws or Encumbrances created, or agreed to in writing, by the Investor) and, subject to Section 2.1(b), will represent not less than 9.9% of the issued and outstanding Common Shares.

(f)

Options and Warrants. The Company has outstanding options, warrants and other Common Share issuance commitments as set out in Schedule A hereto. Except as disclosed in Schedule A, there are no outstanding options, warrants, subscriptions or other rights to acquire Common Shares or other equity interests of the Company or its Subsidiaries.

(g)	Rights.

Except for this Agreement:

(i)

other than as provided for in the Common Share issuance commitments set out in Schedule A hereto, there are no outstanding (a) Convertible Securities; or (b) commitments, agreements or understandings of any kind, including employee benefit arrangements, relating to the issuance or repurchase by the Company or its Subsidiaries of any Common Shares or other equity interests of the Company or its Subsidiaries, any such securities or instruments convertible or exercisable for securities or any such options, warrants or rights;

(ii)

other than as provided for in the Common Share issuance commitments set out in Schedule A hereto, neither the Company nor the Subsidiaries have granted anti-dilution rights to any Person in connection with any outstanding option, warrant, subscription or any other instrument convertible or exercisable for the securities of the Company or any of its Subsidiaries; and

(iii)

there are no outstanding rights which permit the holder thereof to cause the Company or the Subsidiaries to file a prospectus or registration statement under Securities Laws or which permit the holder thereof to include securities of the Company or any of its Subsidiaries in a prospectus or registration statement filed by the Company or any of its Subsidiaries under Securities Laws, and there are no outstanding agreements or other commitments which otherwise relate to the registration or qualification of any securities of the Company or any of its Subsidiaries for sale or distribution in any jurisdiction.

(h)

Public Filings. The Company has filed all documents and information required to be filed by it under applicable Securities Laws. The Public Disclosure Documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which and at the time they were made, not misleading (collectively a “Misrepresentation”). All of the Public Disclosure Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Securities Laws. The Company has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential. There is no material fact concerning the Company required to be disclosed under Securities Laws which has not been disclosed in the Public Disclosure Documents filed on or before the date hereof.

(i)

Reporting Issuer Status. The Company is a reporting issuer (within the meaning of Securities Laws) in good standing in the each of the Qualifying Jurisdictions, is not on the list of defaulting issuers as maintained by the securities commissions in the Qualifying Jurisdictions for a default of any requirement of any Securities Laws, and no Exchange or any other regulatory authority having jurisdiction over the Company has issued any Order preventing or suspending trading of any securities of the Company.

(j)

Listing. The Common Shares are listed and posted for trading on the Exchanges and prior to the Closing Date, the TSX-V will have conditionally approved the listing of the Subscription Shares, subject only to the Company fulfilling the customary post-closing conditions of the TSX-V. The Company will apply to have the Subscription Shares approved for listing on the NYSE American as soon as practicable after the Time of Closing and in any event no later than one Business Day after the Closing Date. Neither the Company nor the Subsidiaries have taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Exchanges and the Company is in compliance with the rules and regulations of the Exchanges.

(k)	Corporate Authorization.

(i)

The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including, but not limited to. the sale and delivery of the Subscription Shares) have been duly authorized by all necessary corporate action, and no additional corporate action is required for the approval of this Agreement and the completion of the transactions contemplated herein.

(ii)	The Subscription Shares have been duly reserved and allotted for issuance by the Company.

(iii)

This Agreement has been duly executed and delivered and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to such limitations and prohibitions as may exist or may be enacted and applicable Laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other Laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally and the general principles of equity including that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(l)

Regulatory or Third Party Consents and Approvals. No consent, approval, Order or authorization of, or declaration or filing with, any Governmental Entity or any other third party is required to be obtained by the Company in connection with the consummation of the transactions contemplated by this Agreement, except for the requirement to obtain the approvals of the Exchanges.

(m)

Proceeds. Other than the Company, there is no Person that is or will be entitled to any portion of the Proceeds under the terms of any note, loan, bond, debenture, promissory note or other instrument or document (written or unwritten).

(n)

Resale Restrictions. Subject to compliance with subsection 2.5 of NI 45-102, the Subscription Shares will not be subject to a restricted period or to a statutory hold period under Securities Laws or to any resale restriction under the policies of the TSX-V which extends beyond four months and one day after the Closing Date.

(o)	Transfer Agent. The Transfer Agent at its principal office in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in respect of the Common Shares;

(p)	Solvency. Neither the Company nor any of its Subsidiaries are an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada). R.S.C.. 1985. c.B-3.

(q)

Financial Statements. Each of the Company’s audited consolidated statements of financial position as at December 31, 2017 and 2016, and related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity (including the related notes) as of the years then ended, and each of the Company’s unaudited condensed consolidated interim financial statements (including the related notes) for the nine months ended September 30, 2018, all as contained in the Public Disclosure Documents (collectively, the “Financial Statements”): (i) present fairly in all material respects the financial position of the Company and its Subsidiaries on a consolidated basis as of the dates thereof and the results of operations, cash flows and shareholders’ equity as of and for each of the periods then ended; and (ii) were prepared in accordance with IFRS in effect front time to time applied on a consistent basis throughout the periods involved, in each case, except, in the case of any unaudited Financial Statements, for the absence of normal period end adjustments, none of which are material, individually or in the aggregate.

(r)

Debt Instruments. Except as disclosed in the Financial Statements, neither the Company nor its Subsidiaries is party to or bound by or subject to: (i) any material bond, debenture, promissory note, credit facility or other Contract evidencing indebtedness or potential indebtedness for borrowed money; or (ii) any contract, to create, assume or issue any of the foregoing.

(s)

No Liabilities. Except as disclosed in the Public Disclosure Documents, the Company and its Subsidiaries do not have any liabilities, direct or indirect, contingent or otherwise, which materially adversely affect the Company or any Subsidiary, as applicable.

(t)

Financial Books and Records. The financial books, records and accounts of the Company and each of the Subsidiaries: (i) have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of the assets of the Company and its Subsidiaries; and (iii) accurately and fairly reflect the basis for the Financial Statements.

(u)

Litigation. There are no judgments against the Company or its Subsidiaries or resolutions of administrative procedures against any of the Subsidiaries which remain unsatisfied or consent decrees or injunctions to which the Company or its Subsidiaries is subject. There are no investigations, actions, suits or proceedings at Law or in equity or by or before any Governmental Entity now pending or, to the knowledge of the Company, threatened against or affecting the Company or its Subsidiaries (or its or their respective properties or assets) which are material and, to the knowledge of the Company, there is no ground on which any such action, suit or proceeding might be commenced.

(v)

Taxes. All Tax Returns and Tax reports required to be filed with respect to the income, operations, business or assets of the Company and its Subsidiaries have been filed (or appropriate extensions have been obtained) with the appropriate Governmental Entity in all jurisdictions in which such returns and reports are required to be filed, and all of the foregoing as filed are, in all material respects, correct, complete and reflect accurately all liability for Taxes of the Company and its Subsidiaries for the periods to which such returns relate, and all amounts shown as owing thereon have been paid; the Company and its Subsidiaries have made provision in the Financial Statements for appropriate amounts in respect of any Taxes that are reasonably likely to be assessed in accordance with IFRS, withheld and collected all Taxes required to be withheld and collected by it and remitted such Taxes to the appropriate governmental body, and paid and discharged all obligations incidental to any statutory lien or deemed trust imposed upon it by applicable Law which if unpaid, might become an Encumbrance on any of its assets; and no assessment or appeal is, to the Company’s knowledge, being asserted or processed with respect to any return, Tax or obligation of the Company or its Subsidiaries.

(w)	Related Party Transactions.

(i)

Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of the Company or any of its Subsidiaries, or any other insider of the Company or any Subsidiary or any Affiliate or Associate of any of them (except for normal salaries, bonuses and benefits).

(ii)

No director, officer, employee or agent of the Company or any of its Subsidiaries or any other insider of the Company, of its Subsidiary or any Affiliate or Associate of any of them is a party to any loan, contract, arrangement or understanding or other transactions with the Company or any of its Subsidiaries required to be disclosed pursuant to Securities Laws which has not been disclosed in the Public Disclosure Documents or otherwise made available to the Investor.

(x)

Governmental Authorization. Except as otherwise specifically contemplated in this Agreement, the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby by the Company require no action, consent or approval by or in respect of, or filing with, any Governmental Entity by the Company.

(y)

Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the issuance of the Subscription Shares) does not and will not:

(i)	violate, contravene or conflict with the constating documents of the Company or any of its Subsidiaries or any Material Contract;

(ii)

subject to obtaining the approval of the Exchanges, contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company or its Subsidiaries;

(iii)

constitute a default (or would constitute a default with notice or lapse of time or both) under or give rise to a right of termination, cancellation or acceleration or loss of any right or benefit in respect of any mineral exploration or mineral rights or real property, under any Material Contract or under any Governmental Authorization held by the Company or its Subsidiaries; or

(iv)	result in the creation or imposition of any Encumbrance on any asset of the Company or its Subsidiaries.

(z)

Compliance with Law. The Company and its Subsidiaries are in material compliance and have conducted their business so as to comply with all Laws and Orders of any court, administrative agency, commission, regulatory authority or other Governmental Entity or instrumentality, domestic or foreign, applicable to their operations. To the Company’s knowledge, there are no Orders (whether rendered by a court or administrative agency or by arbitration) outstanding against the Company or its Subsidiaries or against any of their properties or businesses.

(aa)

No Defaults. The Company and its Subsidiaries are not, nor have they received notice that they, with the passage of time, giving of notice, or both, would be, (i) in violation of any provision of their constating documents, or (ii) in default or violation of any term, condition or provision of (A) any Law or Order applicable to the Company or any of its Subsidiaries, or (B) any Material Contract, permit or concession to which the Company or any of its Subsidiaries is a party or by which the Company or its Subsidiaries or their properties or assets may be bound, and to the Company’s knowledge, no circumstances exist which would entitle a party to any Material Contract to terminate such as a result of the Company or any of its Subsidiaries having failed to meet any material provision thereof.

(bb)

Material Contracts. All Material Contracts, other than those to be entered into in connection with the transactions contemplated by this Agreement, have either been filed in the Public Disclosure Documents, which is available on www.sedar.com, or have otherwise been made available to the Investor. The Company or the Subsidiaries is not in default in any material respect in the observance or performance of any material term, covenant or obligation to be performed by the Company or the Subsidiaries, as applicable, under any Material Contract and all such Material Contracts are in good standing, constitute valid and binding agreements of the Company and the Subsidiaries, as applicable, are in full force and effect and are enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Company or its Subsidiaries. To the knowledge of the Company, no other party is in default in any material respect in the observance or performance of any material term or obligation to be performed by it under any Material Contract and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default. The Company or any of its Subsidiaries has not received any notice to terminate any Material Contract which, if terminated, would reasonably be expected to have a material adverse effect on business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of the Company or any of its Subsidiaries taken as a whole.

(cc)

No Material Change. Except as disclosed in the Public Disclosure Documents, subsequent to the date of the Financial Statements, there has not been any material change (financial or otherwise) in the business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of the Company or the Subsidiaries taken as a whole and no event has occurred or circumstance exists which could reasonably be expected to result in such a material change.

(dd)

Restrictions on Business Activities. Other than as set forth in the Public Disclosure Documents, there is no agreement or Order binding upon the Company or its Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or its Subsidiaries, any acquisition of property by the Company or its Subsidiaries or the conduct of Business by the Company or its Subsidiaries as currently conducted or as currently proposed to be conducted by the Company.

(ee)

Insurance. The insurance policies providing insurance coverage to the Company or its Subsidiaries are adequate for the business conducted by the Company and its Subsidiaries and are sufficient for compliance by the Company and its Subsidiaries with all requirements of applicable Laws and all Material Contracts. All of such policies are in full force and effect and are valid and enforceable in accordance with their terms, and the Company and its Subsidiaries have complied with all material terms and conditions of such policies, including premium payments. All of such policies shall remain in full force and effect and shall not be cancelled or terminated as a result of this Agreement. None of the insurance carriers has indicated to the Company or its Subsidiaries an intention to cancel any such policy or deny any claim made thereunder.

(ff)	Employee and Consultant Matters.

(i)	The Company is not aware of any breaches of any employment or consulting Contract to which it is party, which is or could adversely affect in a material manner, the business of the Company.

(ii)

The Company is and has been, in each case, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, and has not and is not engaged in any unfair labour practice.

(iii)	The issuance and sale of the Subscription Shares to the Investor will not trigger any compensation or remuneration or other rights for senior employees of the Company or its Subsidiaries.

(gg)

Foreign Corrupt Practices. None of the Company or the Subsidiaries or any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA. The Company and its Subsidiaries have conducted their respective businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(hh)	Licenses: Compliance with Regulatory Requirements.

(i)

The Company and each of its Subsidiaries holds all Governmental Authorizations required under applicable Law, rule or regulation for the operation of the business of the Company and its Subsidiaries as currently operated.

(ii)

All of such Governmental Authorizations have been duly issued or obtained and are in full force and effect, and the Company and its Subsidiaries are in material compliance with the terms of all such Governmental Authorizations.

(iii)	The Company and its Subsidiaries have not engaged in any activity that, to the knowledge of the Company, could cause revocation or suspension of any such Governmental Authorizations.

(iv)

The Company has no knowledge of any facts which could reasonably be expected to cause the Company to believe that such Governmental Authorizations will not be renewed by the appropriate Governmental Authorities in the ordinary course.

(v)	Neither the execution, delivery nor performance of this Agreement would adversely affect the status of any of such Governmental Authorizations.

(ii)	Mineral Interests and Title.

(i)

Except as qualified in the Public Disclosure Documents, the Company and the Subsidiaries are the absolute legal and beneficial owners of, with existing, valid and enforceable title to, all of the material property or assets thereof as described in the Company’s Public Disclosure Documents, including, without limitation, the Las Chispas Project, such material properties and assets are free of all Encumbrances and no other property rights (including access and surface rights), or any other Governmental Authorizations, are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted or currently contemplated to be conducted; to the best of the Company’s knowledge, there are no claims or basis for any claims that might or could materially adversely affect the right of the Company or the Subsidiaries to use, transfer or otherwise exploit such property rights; and, except as disclosed in the Public Disclosure Documents, neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof. None of the material properties of the Company as described in the Public Disclosure Documents (or any option agreement, purchase and sale agreement, concession agreement or any interest in, or right to earn an interest in, any property) are subject to any royalty interest, right of first refusal, purchase or acquisition rights or, at Closing, reservation of ownership.

(ii)

The Subsidiaries hold either freehold title, mining leases, mineral or mining concessions, mining claims, option agreements or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located in respect of the ore bodies and minerals located on the material properties in which the Subsidiaries have an interest as described in the Public Disclosure Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments (including any property agreements, option agreements, purchase and sale agreements and concession agreements), sufficient to permit the Subsidiaries to access the property and explore for minerals relating thereto as described in the Public Disclosure Documents; all such property, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded or registered in accordance with all applicable Laws and are valid, subsisting and in good standing; the Subsidiaries have all necessary surface rights, easements, access rights and other necessary rights and interests and the necessary Governmental Authorizations relating to the properties as described in the Public Disclosure Documents granting the Subsidiaries the right and ability to access the properties and explore for minerals as are appropriate in view of their respective rights and interests therein, with only such exceptions as do not materially interfere with the access and use by the Subsidiaries of the rights or interests so held (collectively, “Mineral Rights”).

(iii)

Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold the material properties of the Company as described in the Public Disclosure Documents or any interest in, or right to earn an interest in such material properties (including any property agreements, option agreements, purchase and sale agreements and concession agreements or otherwise) are valid and subsisting agreements, documents or instruments in full force and effect, are not subject to cancellation, and are enforceable in accordance with the terms thereof, neither the Company nor the Subsidiaries is in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged.

(iv)

Except for the Material Contracts, the Mineral Rights in respect to the Las Chispas Project are not subject to any existing exploration, exploitation, option, promise to execute an agreement, joint venture, association, joint investment, partnership, co-ownership or other agreement affecting in any manner the ownership, use, operation or transferability of such Mineral Rights.

(v)

The Mineral Rights in respect to the Las Chispas Project are in full compliance with the provisions of the Mexican Mining Law and the Federal Duties Law, and as so, in good standing before the Mining General Bureau of Mexico (Dirección General de Minas) with respect to: (i) the obligation to invest and file the corresponding work assessment reports in accordance with Mexican Mining Laws; (ii) the obligation to pay mining duties as set forth in the Federal Duties Law, as from the date of issuance of each concession; and (iii) any other obligation to maintain the legal effect of the Mineral Rights under applicable Laws. Neither the Company nor its Subsidiaries has received any notification from the MBM or any other Governmental Entity requesting payment or compliance with any outstanding obligation in accordance with applicable Laws or notification that implies the starting of a cancellation procedure of any of the Mineral Rights in respect to the Las Chispas Project (apart from past cancellation procedures which have been fully resolved).

(vi)	The applications for mining concessions comprising the Las Chispas Project have been duly filed in compliance with the applicable provisions of the Mexican Mining Laws.

(vii)

The Mineral Rights in respect of the Las Chispas Project, are not located within any Nature Restricted Area or Natural Reserve, as defined in the Environmental Laws, and neither the Company nor its Subsidiaries have received written notice from any Governmental Entity informing the creation of such areas or reserves where the said mining concessions comprising the Mineral Rights are located.

(viii)

The mining concessions comprising the Mineral Rights in respect of the Las Chispas Project are not located within any area protected by the Instituto Nacional de Antropologíae Historia (Anthropology and History National Institute) and there have been no archeological or historical findings in said mining concessions.

(jj)

Mineral Resource Disclosure. The information in the Public Disclosure Documents relating to estimates by the Company of the inferred resources associated with the Las Chispas Project has been prepared in all material respects by a “qualified person” in accordance with NI 43-101.

(kk)

Technical Reports. The Company has filed with the Securities Regulators all technical reports required to be filed by it pursuant to NI 43-101 with respect to the Las Chispas Project, and all such reports comply in form and substance with Securities Laws and all mineral reserves and mineral resources, if any, disclosed therein have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws.

(ll)

Environmental Matters. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any Hazardous Substances by, due to, on behalf of, or caused by the Company or the Subsidiaries (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or the Subsidiaries, or upon any other property, which would be a violation of or give rise to any material liability under any Environmental Law. There has been no material disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any property now or previously owned, operated, used or leased by the Company or the Subsidiaries of any Hazardous Substances with respect to which the Company has knowledge. There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or the Subsidiaries, of any international, federal, provincial or municipal jurisdiction. No remedial action as defined under Environmental Laws is necessary to ensure that the conduct of the activities of the Company or the Subsidiaries are in material compliance with Environmental Laws; or prevent environmental liabilities is required or is being currently undertaken or contemplated by the Company or the Subsidiaries. Other than as described in the Public Disclosure Documents, none of the Company nor any of its Subsidiaries has settled any allegation of non-compliance with any Environmental Law. No property of the Company or the Subsidiaries is subject to any Encumbrance under any Environmental Law. Neither the Company nor the Subsidiaries is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law except as expressly set forth in the Public Disclosure Documents.

(mm)

Brokers. No Finder is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement, based upon any arrangement made by or on behalf of the Company or the Subsidiaries, which would make the Company or any of the Subsidiaries liable for any fees or commissions.

(nn)

Full Disclosure. The Company has made available to the Investor certain information, including financial, marketing, sales and operational information relating to the Company and the Subsidiaries. All the information provided to the Investor and prepared by or on behalf of the Company, is true and correct in all material respects as of the effective date of such information and no material fact or facts have been omitted from that information which would make such information misleading at the time it was made.

3.2      Representations and Warranties of the Investor

            The Investor hereby represents and warrants to the Company as of the date hereof and as of the Closing Date as follows and acknowledges that the Company is relying on such representations and warranties in entering into this Agreement:

(a)

Organization. The Investor is a corporation duly incorporated and validly existing under the corporate Laws of the jurisdiction in which it is domiciled, with full power, authority and legal capacity to own or to hold the Subscription Shares and to complete the transactions to be completed by it as contemplated in this Agreement. The Investor is resident in the jurisdiction set out on the first page of this Agreement.

(b)

Authorization. This Agreement has been duly authorized by all requisite action on the part of the Investor, and upon execution and delivery of the same, shall be enforceable against it in accordance with its respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

No Violation. The entering into of this Agreement will not result in a violation in any material respects of any of the terms and provisions of any Law applicable to the Investor, the Investor’s constating documents or of any agreement to which it is a party or by which it may be bound.

(d)	Accredited Investor. The Investor is an “accredited investor” within the meaning of NI 45-106 and it is purchasing the Subscription Shares as principal.

(e)	No Offering Document. Except for this Agreement, the Investor has not received any offering document, offering memorandum or other disclosure document relating to the Subscription Shares.

(f)	Canadian Legend. The Investor acknowledges that any certificate or book-entry notation representing the Subscription Shares will bear the following Canadian legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MUST NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE CLOSING DATE].”

“WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE].”

(c)	U.S. Securities Laws.

(i)	The Investor is not a “U.S. Person”.

(ii)

The Investor acknowledges that the Subscription Shares have not been registered under the U.S. Securities Act or the applicable securities Laws of any state of the United States and that the Subscription Shares may not be offered or sold, directly or indirectly, by the Investor in the United States or to or for the account or benefit of U.S. Persons or Persons in the United States without registration under the U.S. Securities Act and any applicable securities Laws of any state of the United States or compliance with requirements of an exemption from registration under any such applicable Laws and it acknowledges that the Company has no present intention of filing a registration statement under the U.S. Securities Act.

(iii)

The Investor undertakes and agrees that it will not offer, sell or otherwise distribute any of the Subscription Shares in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States, unless such shares are registered under the U.S. Securities Act and any applicable securities Laws of any state of the United States, or such transaction is conducted pursuant to an exemption from such registration requirements, and further, the Investor will not resell the Subscription Shares in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States, except in accordance with the provisions of any such applicable securities Laws.

(iv)

The Investor acknowledges and agrees that the Investor is not subscribing for the Subscription Shares for the account or benefit of a U.S. Person or any Person in the United States, or for resale in the United States, and the Investor confirms that the offer to sell the Subscription Shares was not made to the Investor in the United States, at the time the Subscriber’s buy order was made, the principal executive office of Investor was located outside the United States and, at the time the Investor’s subscription for the Subscription Shares was executed and delivered to the Company, the Investor’s authorized signatory was located outside the United States at the Investor’s principal executive office.

(d)

The Investor acknowledges that no Governmental Entity has reviewed, passed on or made any finding or determination as to the merit for investment of the Subscription Shares nor have any such Governmental Entities made any recommendation or endorsement with respect to the Subscription Shares.

(e)

The funds representing the aggregate Purchase Price in respect of the Subscription Shares which will be advanced by the Investor to the Company hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (for the purposes of this paragraph the “PCMLTFA”) and the Investor acknowledges that the Company may in the future be required by law to disclose the name of the Investor and other information relating to this Agreement and the subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the Investor’s knowledge (a) none of the subscription funds provided by the Investor (i) have been or will be derived directly or indirectly from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to Investor; and (b) the Investor will promptly notify the Company if the Investor discovers that any of such representations cease to be true, and to provide the Company with appropriate information in connection therewith.

(f)

The Investor acknowledges and consents to the fact that the Company is collecting the Investor’s personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Publicly Disclosed Documents Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time) for the purpose of completing this Agreement. The Investor acknowledges and consents to the Company retaining such personal information for as long as required by Law. The Investor further acknowledges and consents to the fact that the Company may be required by Securities Laws, the rules and policies of any stock exchange or the rules of the Investment Dealers Association of Canada to provide regulatory authorities with any personal information provided under this Agreement. In addition to the foregoing, the Investor agrees and acknowledges that the Company may use and disclose the Investor’s personal information as follows:

(i)	for internal use with respect to managing the relationships between and contractual obligations, of the Company and the Investor;

(ii)	for use and disclosure for income Tax related purposes, including without limitation, where required by law, disclosure to Canada Revenue Agency;

(iii)	for disclosure to securities regulatory authorities and other regulatory bodies with jurisdiction with respect to reports of trades and similar regulatory filings;

(iv)

for disclosure to a Governmental Entity to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure; provided, however, that the Company must provide prompt written notice to the Investor of such requirement prior to disclosing such information to the applicable Governmental Entity;

(v)	for disclosure to professional advisers of the Company in connection with the performance of their professional services;

(vi)	for disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with the Investor’s prior written consent;

(vii)	for disclosure to a court determining the rights of the parties under this Agreement; or

(viii)	for use and disclosure as otherwise required by Law.

(g)

As of the date of this Agreement, and before giving effect to the purchase by the Investor of any Common Shares hereunder, the Investor does not beneficially own, or exercise control or direction over, any Common Shares.

3.3      Reliance

            The Company acknowledges and agrees that the Investor is relying on the representations and warranties and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Investor, and that no information which is now known or should be known or which may hereafter become known to the Investor, its employees, representatives or agents, will limit or extinguish the rights of the Investor with respect to any misrepresentation or breach of any warranty, covenant or obligation by the Company hereunder.

3.4      Survival of Representations, Warranties and Covenants.

            The representations and warranties of a party herein shall survive the Time of Closing until the date that is 36 months after the Time of Closing, unless bona fide notice of a claim that a representation or warranty was incorrect shall have been made in writing before such date, in which case the representation or warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of the claim, notwithstanding any investigation made by or on behalf of the party entitled to rely on such representation or warranty, and provided that the representations and warranties set out in Sections 3.1(a), 3.1(e), 3.1(g), 3.1(h), 3.1(k), 3.2(a), 3.2(b) and 3.2(d) shall continue in full force and effect without limitation of time. Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time following the date of this Agreement, subject only to applicable limitation periods imposed by applicable Law.

ARTICLE 4
ADDITIONAL COVENANTS

4.1      Interim Period Covenants

(a)

During the Interim Period and other than as set out in Schedule A, without the prior written consent of the Investor, the Company shall not, directly or indirectly, issue, sell, dispose of, or agree to issue, sell, dispose of any Equity Securities.

(b)	Without limiting the generality of Section 4.2, the Company shall do the following during the Interim Period:

(i)

permit the Investor and its legal counsel to conduct such full and comprehensive review of the Company’s business, capital, operations, customers, suppliers and principals, as the Investor, in its sole discretion, considers reasonably necessary; and

(ii)

if a material change (actual, anticipated, contemplated or threatened, financial or otherwise) occurs in respect of the Company or the Subsidiaries, or a change in a material fact occurs of which the Company becomes aware, or any change occurs which causes any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it become materially untrue or incorrect, the Company will:

A.	as soon as practicable, notify the Investor in writing, setting forth the particulars of such change;

B.

as soon as practicable, issue and file with the applicable regulatory authorities any press release required by Securities Laws that is authorized by a senior officer disclosing the nature and substance of the change;

C.

as soon as practicable, and in any event no later than 10 days after the date on which the change occurs, file with the Securities Regulators any report required by Securities Laws which discloses the change; and

D.	provide advance drafts of such press release and such report to the Investor and their legal counsel.

4.2      Actions to be Taken by the Company

During term of this Agreement, the Company will:

(a)

do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(b)	permit the Investor and its legal counsel to participate fully in the preparation of any documents relating to this Agreement and the transactions contemplated herein;

(c)	ensure that the issue and sale of the Subscription Shares will fully comply, in all material respects, with the requirements of Securities Laws;

(d)

promptly provide to the Investor and its legal counsel copies of all correspondence and filings to and correspondence from the Securities Regulators or the Exchanges relating to the transactions contemplated by this Agreement; and

(e)

within 10 days of the Closing, will file with the Securities Regulators any reports required to be filed by Securities Laws, including under NI 45-106, in connection with this Agreement and the transactions contemplated by this Agreement in the required form, and will provide the Investor’s legal counsel with copies of such reports.

4.3      Listing of Common Shares

            The Company shall, during the term of this Agreement, use commercially reasonable efforts to:

(a)	maintain the Company’s status as a “reporting issuer” not in default under the Securities Laws in each of the Qualifying Jurisdictions; and

(b)	maintain the listing of the Common Shares on the Exchanges or another stock exchange acceptable to the Investor, acting reasonably;

provided that these covenants shall not restrict or prevent the Company from engaging in or completing any transaction which would result in the Company ceasing to be a “reporting issuer” or the Common Shares ceasing to be listed on the Exchanges, provided that the: (i) holders of Common Shares (including the Investor) receive: (A) cash; (B) securities of an acquiring entity which is listed on a stock exchange in Canada or such other exchange as may be agreed upon by the Company; or (C) a combination of (A) and (B); and (ii) the Shareholders have approved or otherwise consented to the transaction (by the requisite majority required under all applicable Laws).

4.4      Other Financing Transactions

(a)

The Company covenants and agrees that it shall not, nor shall it permit its Affiliates to, directly or indirectly, enter into or agree to enter into an agreement with respect to any single transaction or series of related transactions that is, directly or indirectly, provides the Company and/or any of its Affiliates with any royalty, streaming or off-take financing with respect to the Las Chispas Project, including, without limitation, the grant of any royalty, the sale of any product for a period of greater than 120 days or any forward sale contract of product (each such transaction, an “Other Financing Transaction”) without first complying with this Section 4.4.

(b)

If, at any time and from time to time, the Company or any of its Affiliates wishes to enter into a bona fide agreement in respect of an Other Financing Transaction with, or receives a legally binding bona fide offer to enter into an Other Financing Transaction from, any Person other than the Investor or any of its Affiliates (such Person being, a “Third Party”), which offer or agreement the Company or such Affiliate is willing to accept, then the Company shall give the Investor written notice thereof, which notice must include the terms and conditions of such offer or agreement and a true and complete copy of such offer or draft agreement (the “ROFR Offer”). The Investor shall have the right, upon delivery to the Company of written notice of its intention to accept the ROFR Offer within 30 days from the date of delivery to the Investor of the ROFR Offer (a “ROFR Acceptance Notice”), to exercise its right of first refusal in respect thereof and to enter into such Other Financing Transaction on substantially the same terms and conditions as are set forth in the ROFR Offer or on such other terms and conditions that provide substantially equivalent benefits to the Company having regard to the financial, commercial and other relevant terms. For greater certainty, in comparing the ROFR Offer to the offer contained in the ROFR Acceptance Notice, any equity or debt financing component proposed in the ROFR Offer, or any other unrelated transaction that is proposed in conjunction with the Other Financing Transaction, shall be disregarded when assessing the relative benefits to the Company. In addition, the offer contained in the ROFR Acceptance Notice need not replicate any financing terms of the ROFR Offer which provide for payment of consideration in a form other than cash, provided that consideration equivalent in value to the consideration proposed in the ROFR Offer is included in the ROFR Acceptance Notice.

(c)

The delivery of a ROFR Acceptance Notice by the Investor shall automatically, without any further action or documentation, give rise to a binding obligation to enter into an agreement between the Company and the Investor on materially the same terms as set forth in the ROFR Acceptance Notice, subject only, if requested by the Company in writing within 10 days of receipt of the ROFR Acceptance Notice (an “Equivalency Determination Request”), to confirmation by an Independent Expert (as defined below) that the terms of the ROFR Offer and those contained in the ROFR Acceptance Notice (as modified by any subsequent agreement of the Company and the Investor) provide substantially equivalent benefits to the Company having regard to the financial, commercial and other relevant terms.

(d)

If an Equivalency Determination Request is delivered by the Company pursuant to Section 4.4(c), the Company and the Investor shall select an internationally recognized firm acting in the area of mine finance carrying on business in Canada and/or the United States and that is independent of each of the Company and the Investor (the “Independent Expert”) to determine whether the benefits to the Company of the ROFR Offer and those contained in the ROFR Acceptance Notice (as modified by any subsequent agreement of the Company and the Investor) are substantially equivalent having regard to the financial, commercial and other relevant terms. The Independent Expert appointed pursuant to this Section 4.4(d) shall render its determination in writing within 30 days of being retained and any such determination shall be final and binding upon the Company and the Investor and shall, absent manifest error, not be subject to appeal. The Company and the Investor shall each pay one half of the costs and expenses associated with the retention of any and all Independent Expert retained pursuant to this Section 4.4(d).

(e)

If: (i) the Investor does not accept the ROFR Offer within 30 days from the date of delivery to the Investor of the notice thereof; or (ii) the Company has requested an Equivalency Determination Request and the Independent Expert determines that the terms contained in the ROFR Acceptance Notice are not substantially equivalent to the terms of the ROFR Offer and the Company and the Investor have thereafter negotiated in good faith to attempt to reach a mutually satisfactory agreement in respect of the Other Financing Transaction and have not entered into an agreement within 30 days of delivery of such determination by the Independent Expert, then the Company or such Affiliate shall be permitted to enter into the Other Financing Transaction with the applicable Third Party pursuant to terms and conditions contained in the ROFR Offer. A definitive agreement in respect of such Other Financing Transaction must be entered into by the Company or its Affiliate, as applicable, with such Third Party, and such Other Financing Transaction must have been completed, within 90 days of: (A) the expiry of the 30-day period set forth in Section 4.4(b), or (B) the expiry of the 30-day period set forth in 4.4(e)(ii), as applicable, failing which, the Company shall again be required to comply with the terms of this Section 4.4 before entering into an Other Financing Transaction with a Third Party.

4.5      Compliance with Laws

            The Company shall not make, and shall cause its Affiliates not to make, any promise, offer, or transfer, either directly or indirectly, of any money, other assets or services, or other things of value, including but not limited to the payments derived by the Company from the Investor (each, a “Payment”), to any employee, officer, agent, or representative of any Governmental Entity, foreign political party or public international organization, or a candidate for political office, or any individual acting in an official capacity for any Governmental Entity (each a “Prohibited Recipient”), where such Payment would constitute a violation of the FCPA, any applicable state law of the United States of America regarding corruption, the CFPOA or any similar law or regulation of any other country that may reasonably possess legal jurisdiction over the Company or the Investor. In addition, regardless of legality, the Company shall not offer, promise or make any Payment either directly or indirectly to a Prohibited Recipient if such Payment is for the purpose of influencing decisions or action or securing improper influence or any improper advantage. The Company will monitor, and will cause its Affiliates to monitor, their respective businesses and adopt, appropriately implement and maintain anti-corruption policies, procedures and internal controls (including internal accounting controls to keep and maintain accurate and reasonably detailed books and financial records of expenses, receipts, payments made or received in connection with its business), to ensure:

(a)	a violation of applicable anti-corruption laws by the Company and its Affiliates (including their respective personnel) will be prevented, detected and deterred (to the greatest extent possible); and

(b)

compliance (including by its or their personnel, and third parties acting on its or their behalf with any “foreign official” or “foreign public official” (as applicable), any foreign political party or candidate thereof) with the FCPA, the CFPOA and any other applicable law, as applicable.

4.6      Operations

            The Company will conduct, and will cause its Affiliates to conduct, its and their operations at all times in compliance with all material applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (United States), as amended, the PCMLTFA, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity.

4.7      Use of Funds

            The Company will not directly or indirectly use any funds advanced by the Investor, or lend, contribute or otherwise make available any such funds to any of its Affiliates, any joint venture partner or other Person or entity, for the purpose of financing the activities of any Person subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.8      Standstill

            The Investor hereby agrees that, subject to Section 4.9 and Section 4.11, neither the Investor nor its Affiliates will, without prior written approval of the Company:

(a)

directly or indirectly acquire or purchase any of the Equity Securities or any right or option related thereto which would, or upon conversion, represent more than 10% of the Outstanding Equity Securities; or

(b)	make or in any way participate, directly or indirectly, in any proxy solicitation with respect to the Company other than by management of the Company; or

(c)	act alone or with others to seek to control the management, board of directors or policies of the Company; or

(d)

directly or indirectly make a tender offer to shareholders of the Company, or propose a transaction to shareholders of the Company involving a merger, combination or amalgamation, or disposition of substantially all of the assets of the Company.

Notwithstanding the foregoing, the Investor shall have the right to make a confidential proposal to the Board regarding any of the transactions or activities contemplated above to enter into discussions or negotiations with the Board (or with one or more individuals designated by the Board for such purpose) with respect to the terms of any such proposal and to enter into any agreement with the Company providing for the consummation of such proposal.

4.9      Release

                 Upon the first occurrence of any of the following events, Section 4.8 shall be of no force and effect and the Investor shall have the right to freely acquire, directly, indirectly or beneficially, Equity Securities:

(a)

upon the date that any person, other than the Investor or any person acting jointly or in concert with the Investor, publicly announces its intention to make a “take-over bid”, as defined under Securities Laws, for Equity Securities;

(b)

upon the date that an agreement is entered into by the Company with a third party with respect to an amalgamation, arrangement, merger, take-over bid or other similar business combination which would result in a change of control of the Company; or

(c)

upon the date that the Company publicly announces its intention to enter into a transaction as described in paragraph (b) above with a third party, or its intention to sell all or substantially all of its assets.

4.10    Area of Interest

            Subject to Section 4.11, the Investor and its Affiliates will not, directly or indirectly, stake, lease or otherwise acquire any mineral properties or any interest or right to acquire any interest therein which is not at the date hereof held by the Investor or any of its Affiliates, any part of which lies within two (2) kilometres of the external boundaries of the Las Chispas Project as set forth in the map attached as Schedule B hereto (the “Area of Interest”). Notwithstanding the foregoing, this Agreement will not be construed to prevent the Investor or any of its Affiliates from, without any obligation or liability to the Company: (a) directly or indirectly, staking, leasing or otherwise acquiring any mineral properties or any interest or right to acquire any interest therein, which lies outside of the Area of Interest; (b) directly or indirectly, staking, leasing or otherwise acquiring any mineral properties or any interest or right to acquire any interest therein within the Area of Interest that the Company has abandoned or surrendered; (c) using for any reason, any geological, geophysical, geochemical, metallurgical or operational concept, model or principle of any kind even if derived from any confidential information provided by or on behalf of the Company to the Investor; or (d) directly or indirectly acquire any corporation or other entity (a “Target Entity”), or any interest in any Target Entity, holding: (i) one or more mineral properties (any part of which lies within the Area of Interest); or (ii) any interest or right to acquire any interest therein, that are incidental to, or not material to, the value of the Target Entity.

4.11    Termination of Certain Covenants

The obligations in Sections 4.4, 4.5, 4.6, 4.8 and 4.10 shall terminate and be of no further force and effect 30 days following the earlier of (a) the date by which the Investor’s percentage ownership of issued and outstanding Common Shares is less than 5% for any continuous period of at least 30 days, and (b) the date which is the later of (i) 12 months following the Closing Date and (ii) the date the Investor elects to terminate its rights and obligations in ARTICLE 5 pursuant to Section 5.11.

ARTICLE 5
INVESTOR RIGHTS

5.1      Information Rights

            Subject to Section 5.9, from and after the Closing: (a) the Company shall provide the Investor with quarterly reports updating the status of the Company’s work programs on the Las Chispas Project including, but not limited to, reasonable access to the Company’s scientific and technical data, work plans and programs, permitting information and results of operations, and evidence of the Company’s compliance with the Use of Proceeds as set forth in Section 2.3; and (b) unless otherwise agreed, within 10 days following the delivery of each quarterly report, a follow-up telephone conference or meeting will be scheduled with the Company’s management to review the report and the contents thereof and to discuss, if and as appropriate, the Company’s business strategies and objectives and financing opportunities, including potential opportunities for collaboration, provided that the Investor shall, and shall cause all its representatives to, hold all quarterly reports including, but not limited to, all scientific and technical data, work plans and programs, permitting information and results of operations forming part thereof and information provided in the follow-up conference or meeting and the occurrence of the meeting in the strictest confidence and shall protect and safeguard the confidential and proprietary nature thereof exercising the same degree of care that the Investor exercises over its own confidential information.

5.2      Notice of Issuances

            Subject to Section 5.9 and Section 5.11, if the Company proposes to issue (the “Issuance”) any Common Shares or Convertible Securities (collectively, “Equity Securities”) pursuant to a public offering, a private placement or otherwise (including an Issuance involving a Non-Cash Transaction, but excluding any issuances of Common Shares in respect of which the Top-up Right (as defined below) would be applicable, (each, an “Offering”) at any time after Closing, the Company will, forthwith, but in any event by the date on which the Company files a preliminary prospectus, registration statement or other offering document in connection with an Issuance that constitutes a public offering of Equity Securities, and at least seven Business Days prior to the expected completion date of the Issuance, give written notice of the Issuance (the “Offering Notice”) to the Investor including, to the extent known by the Company, full particulars of the Offering, including the number of Equity Securities, the rights, privileges, restrictions, terms and conditions of the Equity Securities, the price per Equity Security to be issued under the Offering, the name of any agent(s) or underwriter(s) expected to be involved in the Offering, the intended form of the Offering (e.g., bought deal, overnight marketed, fully marketed, private placement, etc.), the expected use of proceeds of the Offering, the expected closing date of the Offering and the relative entitlements of the Investor and any other Person to participate in the Offering based on the information available to the Company at such time; provided that, in respect of an Issuance involving a Non-Cash Transaction, the Company shall provide to the Investor the Non-Cash Transaction Notice (as defined below) in accordance with Section 5.4(a)(i) .

5.3      Equity Financing Rights

            The Company agrees that, subject to Section 5.9 and Section 5.11, and other than in respect of an Issuance involving a Non-Cash Transaction pursuant to Section 5.4, the Investor (directly or through an Affiliate, in which case the provisions of this ARTICLE 5 shall apply mutatis mutandis) shall have the following rights to subscribe for and to be issued as part of an Offering, at the offering price per Equity Security determined pursuant to Section 5.8(a) and otherwise on substantially the same terms and conditions of the Offering (provided that, if the Investor is prohibited by Securities Laws or other applicable Law from participating on substantially the same terms and conditions of the Offering, the Company shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as circumstances permit):

(a)	the right (the “Participation Right”) to subscribe for:

(i)

in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor to maintain a percentage ownership interest in the issued and outstanding Common Shares, after giving effect to such Offering, that is the same as the percentage ownership interest that it had immediately prior to completion of such Offering; and

(ii)

in the case of an Offering of Equity Securities (other than Common Shares), up to such number of Equity Securities that will (assuming, for all purposes of this Section 5.3(a)(ii), the conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Equity Securities issued in connection with the Offering and issuable pursuant to this Section 5.3(a)) allow the Investor to maintain a percentage ownership interest in the issued and outstanding Common Shares, after giving effect to such Offering, that is the same as the percentage ownership interest that it had immediately prior to completion of such Offering; and

(b)	the right (the “Shareholding Increase Right”) to subscribe for:

(i)

in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor to increase its percentage ownership interest in the issued and outstanding Common Shares to a maximum of 9.9% (assuming the conversion, exchange or exercise of all Convertible Securities then beneficially owned or held by the Investor) after giving effect to such Offering; and

(ii)

in the case of an Offering of Equity Securities (other than Common Shares), up to such number of Equity Securities that will (assuming, for all purposes of this Section 5.3(b)(ii), the conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Equity Securities issued in connection with the Offering and issuable pursuant to this Section 5.3(b)) allow the Investor to increase its percentage ownership interest in the issued and outstanding Common Shares to a maximum of 9.9% (assuming the conversion, exchange or exercise of all Convertible Securities then beneficially owned or held by the Investor) after giving effect to such Offering.

5.4      Non-Cash Transactions

(a)	Subject to Section 5.11, in connection with an Issuance involving a Non-Cash Transaction:

(i)

the Company shall deliver a notice to the Investor in writing as soon as possible prior to the public announcement of the Non-Cash Transaction, but in any event at least 10 Business Days prior to the proposed closing date of the Non-Cash Transaction (the “Non-Cash Transaction Notice”) specifying the: (i) total number of Outstanding Equity Securities prior to the Non-Cash Transaction; (ii) total number of Equity Securities which are proposed to be issued in connection with the Non-Cash Transaction; (iii) rights, privileges, restrictions, terms and conditions of such Equity Securities; (iv) Market Price of the Equity Securities that are proposed to be issued pursuant to the Non-Cash Transaction; and (v) proposed closing date of the Non-Cash Transaction;

(ii)

in connection with each Non-Cash Transaction, the Investor (directly or through an Affiliate, in which case the provisions of this ARTICLE 5 shall apply mutatis mutandis) has the right (the “Non-Cash Transaction Subscription Right”) to elect to subscribe for and purchase such number of Equity Securities as would allow the Investor to maintain a percentage ownership interest, after giving effect to the Non-Cash Transaction, that is the same as the percentage ownership interest that the Investor had immediately prior to completion of such Non-Cash Transaction, at a price per security equal to the Market Price of the Equity Securities proposed to be issued pursuant to or in connection with the Non-Cash Transaction as set forth in the Non-Cash Transaction Notice. If Investor elects to subscribe for Equity Securities in connection with its Non-Cash Transaction Subscription Right, the Investor shall provide written notice to the Company in accordance with Section 5.6(a); and

(iii)

as a condition of disclosure to the Investor of non-public information, as contemplated in Section 5.4(a), the Investor agrees to execute a reasonable confidentiality provision in respect of such disclosure.

5.5      Top-up Offering

(a)	Without limiting Section 5.3, the Company agrees that, subject to the terms of this Section 5.5, Section 5.9, and Section 5.11:

(i)

the Investor (directly or through an Affiliate, in which case the provisions of this ARTICLE 5 shall apply mutatis mutandis) has the right (the “Top-up Right”) to subscribe for and to be issued in connection with the issuance of Common Shares on the conversion, exercise or exchange of Convertible Securities (a “Dilutive Conversion”) up to such number of Common Shares (the “Top-up Shares”) that will allow the Investor to maintain a percentage ownership interest in the issued and outstanding Common Shares, after giving effect to such Dilutive Conversions referenced in the Top-up Notice (as defined below), that is the same as the percentage ownership interest that it would have had but for the Dilutive Conversions referenced in the Top-Up Notice; and

(ii)

the Top-up Right shall be exercisable from time to time following Dilutive Conversions that result in the reduction of the Investor’s percentage ownership interest by at least 0.5%, in the aggregate (the “Top-up Threshold”).

(b)

Subject to Section 5.5(d), within 10 Business Days of the date on which one or more Dilutive Conversions occurs resulting in the Top-up Threshold being achieved, the Company shall deliver a written notice (a “Top-up Notice”) to the Investor notifying the Investor that its Top-up Right has become exercisable and setting out the number of Convertible Securities converted, exercised or exchanged into Common Shares, and the total number of issued and outstanding Common Shares following such Dilutive Conversions and any other conversions, exercises and exchanges of Convertible Securities from the end of the last period in respect of which a Top-up Notice was delivered.

(c)

Subject to Section 5.7(c) and Section 5.7(d), if the Investor delivers an Exercise Notice in accordance with Section 5.6, the Company shall in accordance with the provisions of this ARTICLE 5, promptly, and in any event within 30 days of the date on which the relevant Top-up Notice was delivered, complete an offering to the Investor of the number of Top-up Shares that the Investor wishes to subscribe for pursuant to the Top-up Right, as specified in the Exercise Notice, at an offering price per Top-up Share determined pursuant to Section 5.8(b) (each, a “Top-up Offering”).

(d)

Notwithstanding Section 5.5(a), Section 5.5(b) or Section 5.5(c), if a Top-up Threshold is achieved in, or is determined by the Company, acting reasonably, to be likely to occur prior to the date on which a record date for a meeting of Shareholders is to be set, prior to setting such record date the Company shall deliver a Top-up Notice to the Investor and, if the Investor delivers an Exercise Notice in accordance with Section 5.6 in response to a Top-up Notice delivered pursuant to this Section 5.5(d), the Company shall use its commercially reasonable efforts in accordance with the provisions of this ARTICLE 5 to complete a Top-up Offering to the Investor prior to declaring the record date for such Shareholder meeting.

5.6      Exercise Notice

(a)

If the Investor wishes to exercise the Participation Right, the Shareholding Increase Right, the Non-Cash Transaction Subscription Right or the Top-up Right, as applicable, the Investor shall give written notice to the Company (the “Exercise Notice”) of its intention to exercise such right and of the number of Equity Securities or Top-up Shares that the Investor wishes to subscribe for and purchase pursuant to the Participation Right, the Shareholding Increase Right, the Non-Cash Transaction Subscription Right, or the Top-up Right, as applicable. The Investor shall deliver an Exercise Notice to subscribe to the Offering, Issuance or issuance of Top-up Shares within five Business Days after the date of receipt of an Offering Notice, a Non-Cash Transaction Notice or a Top-up Notice, as applicable, or in the case of a public offering that is a bought deal, within two Business Days of receipt of an Offering Notice (the “Notice Period”), failing which the Investor will not be entitled to exercise the Participation Right, the Shareholding Increase Right, the Non-Cash Transaction Subscription Right, or the Top-up Right in respect of such Offering, Issuance or issuance of Top-up Shares and any rights that the Investor may have had to subscribe for any of the Equity Securities or Top-up Shares, as applicable, shall be extinguished, in respect of such Offering, Issuance or issuance of Top-up Shares.

(b)

Each Exercise Notice shall constitute a binding agreement by the Investor to subscribe for and take up, and by the Company to issue and sell to the Investor, the number of Equity Securities or Top-up Shares, as applicable, that the Investor agrees to subscribe for in its Exercise Notice.

(i)

If the Company at any time proposes to increase the number of any Equity Securities to be issued in the Offering, the Company shall, by notice in writing delivered to the Investor (the “Upsize Notice”), give the Investor the option to subscribe for its pro rata share of the additional Equity Securities (the “Upsize Option”). The Investor shall be entitled to exercise the Upsize Option by delivering a new Exercise Notice to the Company. If no new Exercise Notice is delivered by the Investor to the Company within 24 hours of receipt by the Investor of the Upsize Notice, the Exercise Notice of the Investor delivered in respect of the original Offering Notice shall continue in full force and effect.

(ii)

If for any reason the number of Equity Securities to be issued in the Offering is reduced or otherwise less than the number of Equity Securities set out in the Offering Notice, the Company shall provide written notice to the Investor (the “Downsize Notice”) confirming the new number of Equity Securities of the Offering and the corresponding pro rata reduction of the entitlement of the Investor to participate in the Offering (the “Downsized Entitlement”); provided that no such reduction shall be made to the extent that such reduction would result in a reduction of the percentage ownership interest of the Investor following completion of such Offering. Following delivery of the Downsize Notice, the Exercise Notice and the Downsize Notice, shall together constitute a binding agreement by the Investor to subscriber to and take up, and by the Company to issue and sell to the Investor the number of Equity Securities equal to the Downsized Entitlement and the Investor will be entitled to a refund (to be paid to the Investor within two Business Days of completion of the Offering) to the extent that it has already remitted funds to the Company in payment in connection with such Offering.

5.7      Issuance of Equity Securities and Top-up Shares

(a)

The Company agrees to take any and all commercially reasonable steps as are required to facilitate the rights of the Investor set forth in this ARTICLE 5, including, without limitation: (i) undertaking a private placement or directed offering of Equity Securities to the Investor as part of such Offering or Issuance, as applicable; (ii) if required, increasing the size of the Offering or Issuance to satisfy its obligations to the Investor pursuant to Sections 5.3 through 5.6, inclusive; and (iii) undertaking a private placement of Top-up Shares to the Investor, in each case, subject to obtaining any regulatory or other approvals required by applicable Law or the Exchanges and any other stock exchange on which the Common Shares are then listed and/or traded.

(b)

If the Company receives an Exercise Notice from the Investor within the Notice Period, then the Company shall use its commercially reasonable efforts to obtain all required approvals (including the approval(s) of the Exchanges and any other stock exchange on which the Common Shares are then listed and/or traded and any required approvals under Securities Laws and, subject to Section 5.7(c), any Shareholder approval required under applicable Laws, including by using commercially reasonable efforts to cause management and each member of the board of directors of the Company to vote their Common Shares and any shares of the Company entitled to vote on the matter and all votes received by proxy in favour of the issuance of the Equity Securities or the Top-up Shares, as applicable, to the Investor), in order to issue to the Investor, against payment of the subscription price payable in respect thereof as determined in accordance with the terms of this Agreement, that number of Common Shares or other Equity Securities, as applicable, set forth in the Exercise Notice.

(c)

If the Company is required by any Exchange or otherwise under applicable Law to seek Shareholder approval for the issuance of the Equity Securities or the Top-up Shares, as applicable, to the Investor, then the Company shall: (i) call and hold a meeting of its Shareholders to consider the issuance of the Equity Securities or the Top-up Shares, as applicable, to the Investor as soon as reasonably practicable, and in any event such meeting shall be held within 60 days after the date that the Company is advised by such Exchange or other applicable Governmental Entity that it will require Shareholder approval; and (ii) recommend approval of the issuance of the Equity Securities or the Top-up Shares, as applicable, to the Investor and shall solicit proxies in support thereof. The Investor shall have a reasonable advance right to review and provide comments on all materials to be provided to the Shareholders in connection with such meeting, and the Company shall give reasonable consideration to all such comments made and shall incorporate all comments that relate to or refer to the Investor, to the extent commercially reasonable.

(d)

If the purchase and sale of any Equity Securities or Top-up Shares, as applicable, to the Investor is delayed as a result of the need to obtain approval of the Exchange(s), Shareholder or any other approval: (i) such sale shall be completed within five Business Days of receipt of the last of such required approvals; and (ii) any decrease in the percentage ownership interest of the Investor occurring between the time of the delivery of the Offering Notice or Top-up Notice and the issuance of Equity Securities or Top-up Shares, as applicable, to the Investor pursuant to its Exercise Notice shall be disregarded for all purposes of this Agreement and, notwithstanding any other provision of this Agreement, the percentage ownership interest of the Investor shall be deemed to be unchanged until the Equity Securities or Top-up Shares, as applicable, subscribed by the Investor in its Exercise Notice have been issued and sold to the Investor.

5.8      Additional Terms for Equity Financing Rights and Top-up Right

(a)

The Participation Right and the Shareholding Increase Right will be exercisable by the Investor at the offering price made available by the Company to other investors in such Offering; provided that if the offering price is lowered by the Company in the course of any such Offering, the Investor will be entitled to pay the lowest price paid to the Company by any investor in the relevant Offering without regard to any applicable fees or commissions (except for any such fees or commissions that are paid or payable to the ultimate beneficial purchasers of such Equity Securities) in respect of each class of securities issued (and the Investor will be entitled to a refund (to be paid to the Investor within two Business Days of completion of the Offering) to the extent that it has already remitted funds to the Company in payment in connection with such Offering) and otherwise on substantially the same terms and conditions offered to other investors in the Offering.

(b)

The Top-up Right will be exercisable by the Investor at the Market Price calculated as at the date on which the Top-up Notice is delivered. For greater certainty, each Top-up Offering will be an offering of Common Shares, unless otherwise agreed to by the Investor.

(c)

If the Company has not issued the Equity Securities in connection with an Offering within 90 days of the expiry of the relevant Notice Period, the Company shall not thereafter proceed with such Offering without providing the Investor with a new Offering Notice and further opportunity to deliver an Exercise Notice in respect of such Offering.

(d)

Notwithstanding any other provision of this ARTICLE 5, if any Offering is to be conducted on a bought deal basis, then the Investor may, in its sole discretion, choose not to participate in the bought deal but instead elect, within five Business Days after the date of receipt of an Offering Notice, to exercise its rights under this Agreement through a private placement to be completed concurrently with, or within three Business Days following, the completion of such bought deal and, in such case, shall notify the Company in its Exercise Notice of its election pursuant to this Section 5.8(d).

5.9      Determining Investor’s Percentage Ownership

            For the purposes of determining the Investor’s percentage ownership of issued and outstanding Common Shares under ARTICLE 4 and this ARTICLE 5:

(a)

in the event that the Company issues Equity Securities in a Non-Cash Transaction and the Investor does not exercise its Non-Cash Transaction Subscription Right, then, during the period between the closing of any such Non-Cash Transaction and the closing of the next Offering, the Investor’s percentage ownership of Common Shares for the purposes of this Agreement shall be deemed to be such percentage immediately prior to completion of the Non-Cash Transaction;

(b)

any Common Shares issued as a result of a Dilutive Conversion shall be disregarded and the Investor shall be deemed to own the percentage of Common Shares it would have held at such time if such Dilutive Conversion had not occurred, unless and until the Company has delivered to the Investor a Top-up Notice in respect of such Dilutive Conversion and (i) the Investor fails or declines to exercise the Top-up Right within the applicable Notice Period, in which case, the Common Shares issued in connection with such Dilutive Conversion shall be counted from the date the Investor fails or declines to exercise the Top-up Right within the applicable Notice Period, or (ii) the Investor exercises the Top-up Right within the applicable Notice Period, in which case the Common Shares issued in connection with such Dilutive Conversion shall be counted from the date on which the Top-up Shares are issued and sold to the Investor; and

(c)

any and all Equity Securities that the Investor may acquire from time to time, whether pursuant to this Agreement or otherwise, shall be used to determine the Investor’s percentage ownership of issued and outstanding Common Shares.

5.10    General Approval Rights

            Subject to Section 5.11, The Company shall not, without the prior written approval of the Investor, create or issue any class of shares or other equity securities having voting or other rights equal to or superior to the Common Shares.

5.11    Termination of Rights

            The rights and obligations in this ARTICLE 5 shall terminate and be of no further force and effect 30 days following the earlier of (a) the date by which the Investor’s percentage ownership of issued and outstanding Common Shares is less than 5% for any continuous period of at least 30 days, and (b) the date which is the later of (i) 12 months following the Closing Date and (ii) the date on which the Investor delivers written notice to the Company terminating its rights and obligations under this ARTICLE 5.

5.12    No Conflict

            The Company covenants and agrees that any shareholder rights plan or similar instrument, or advance notice by-law or policy or similar instrument, of or adopted by the Company shall not restrict, limit, prohibit or conflict with the exercise by the Investor of its Participation Right, Shareholding Increase Right, Non-Cash Transaction Subscription Right or Top-up Right under this ARTICLE 5.

ARTICLE 6
CLOSING

6.1      Closing

            The Closing for the purchase and sale of the Subscription Shares shall be held at the offices of Koffman Kalef LLP at the Time of Closing on the Closing Date.

6.2      Company Closing Deliveries and Conditions for Acceptance

            The Investor’s obligation to purchase the Subscription Shares at the Time of Closing shall be subject to the following conditions:

(a)	Representation; Covenants.

(i)

Each of the representations and warranties of the Company contained in this Agreement shall be accurate in all material respects as and when made and at and as of the Time of Closing as though such representations and warranties were made at and as of the Time of Closing.

(ii)

All covenants, agreements and conditions of the Company contained in this Agreement to be completed prior to the Time of Closing shall have been performed or completed in all material respects by the Company.

(b)	Delivery of Opinions.

(i)

The Investor shall have received at the Time of Closing a favourable legal opinion dated as of the Closing Date, in form and substance satisfactory to the Investor, from Canadian counsel to the Company, addressed to the Investor and its counsel, as to the laws of Canada and British Columbia which counsel may rely upon as to matters of fact on certificates of the auditors of the Company, government officials, public and stock exchange officials and officers of the Company and the Subsidiaries, with respect to the following matters, assuming completion of the Closing:

A.	as to the valid existence of each of the Company and the Subsidiaries under the laws of their respective jurisdiction of organization or incorporation, as applicable;

B.	as to the authorized and issued capital of each of the Company and the Subsidiaries;

C.	that the Company is the registered owner of all of the issued and outstanding common shares or other securities of the Subsidiaries;

D.

that each of the Company and the Subsidiaries has all requisite corporate power, capacity and authority including under the laws of its respective jurisdiction of incorporation or organization, as applicable, and each is qualified to: (i) carry on its business as presently carried on (as applicable); (ii) own its property; (iii) in the case of the Company solely, issue the Subscription Shares; and (iv) in the case of the Company solely, carry out the transaction contemplated hereby;

E.	that all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

F.	that the Subscription Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares;

G.

that the execution and delivery of this Agreement by the Company, the fulfilment of the terms of this Agreement, the issue and sale of the Subscription Shares and the consummation of the transactions contemplated by this Agreement, do not and will not result in a breach (whether after notice or lapse of time or both) of applicable Laws, or of the terms, conditions or provisions of the constating documents of the Company or any resolutions of directors or shareholders of the Company;

H.

that this Agreement has been duly authorized and executed by the Company and constitutes a legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, subject to reasonable opinion qualifications;

I.

that the form and terms of the certificates representing the Subscription Shares have been duly approved by the Company and meet all legal requirements under the constating documents of the Company and the Act;

J.	that the Transfer Agent has been duly appointed as the transfer agent and registrar for the Common Shares, which appointment has not been revoked and amended;

K.	that the Company is a reporting issuer, or its equivalent, in each of the Qualifying Jurisdictions;

L.

the issue and sale of the Subscription Shares by the Company to the Investor is exempt from the prospectus requirements of Securities Laws and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of a regulatory authority will be required to be obtained by the Company under Securities Laws in connection with the issue and sale of the Subscription Shares to the Investor, other than the requirement that the Company files within 10 days from the date of issue and sale of the Subscription Shares, a report of the sale prepared and executed in accordance with applicable Securities Laws, together with the payment of prescribed fees in connection therewith;

M.

the first trade in the Subscription Shares other than a trade which is otherwise exempt under applicable Securities Laws, will be a deemed distribution subject to the prospectus requirements of applicable Securities Laws, unless certain conditions are met; and

N.	as to all other legal matters reasonably requested by counsel to the Investor relating to the distribution of the Subscription Shares.

(ii)

The Investor shall have received at the Time of Closing a title opinion dated the Closing Date, in form and substance satisfactory to the Investor, from Mexican counsel to the Company, addressed to the Investor and its counsel, in respect of the Las Chispas Project.

(c)	Delivery of Certificates.

(i)

The Investor shall have received at the Time of Closing a certificate dated as of the Closing Date, addressed to the Investor and signed by the Company’s Chief Executive Officer, Chief Financial Officer or such other officer of the Company acceptable to the Investor, with respect to the constating documents of the Company, all resolutions of directors relating to this Agreement, the incumbency and specimen signatures of signing officers of the Company and such other matters as the Investor may reasonably request.

(ii)

The Investor shall have received at the Time of Closing a certificate dated as of the Closing Date, addressed to the Investor and signed on behalf of the Company by the Company’s Chief Executive Officer, Chief Financial Officer or such other officer of the Company acceptable to the Investor, certifying for and on behalf of the Company, after having made due inquiry, that:

A.

since the date of this Agreement, that (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of the Company or the Subsidiaries, and (B) no transaction has been entered into by the Company which is material to the Company;

B.

no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Subscription Shares, or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, after due inquiry, contemplated or threatened under any of the Securities Laws or by any other regulatory authority;

C.	the Company has complied with the terms and conditions of this Agreement on its part to be complied with up to and as of the Time of Closing;

D.

the representations and warranties of the Company contained in this Agreement and in any certificate or other document delivered pursuant to or in connection with this Agreement are accurate in all material respects as of the Time of Closing with the same force and effect as if made at and as of the Time of Closing after giving effect to the transactions contemplated by this Agreement; and

E.	such other matters as the Investor may reasonably request;

(iii)

The Company will deliver to the Investor certificates of status and/or compliance (or the equivalent), where issuable under applicable Law, for the Company and the Subsidiaries, each dated within two days prior to the Closing Date;

(d)

the Investor shall have received evidence of the conditional acceptance of the issuance and listing of the Subscription Shares on the TSX-V and evidence of an application having been made to the NYSE American for the approval of the listing and posting for trading of the Subscription Shares on the NYSE American;

(e)

the Investor shall have received a certificate from the Transfer Agent: (i) as to its appointment as transfer agent and registrar of the Common Shares; and (ii) as to the issued and outstanding Common Shares as at the close of business on the day prior to the Closing Date;

(f)

the Investor shall have received at the Time of Closing a share certificate representing the Subscription Shares registered in the name of the Investor (or as the Investor may direct), duly executed and issued by the Company and registered in the central securities register of the Company in the name of the Investor (or as the Investor may direct); and

(g)

all actions required to be taken by or on behalf of the Company, including, without limitation, the passing of all requisite resolutions of the board of directors and all requisite pre-closing filings with any securities regulatory authority will have occurred at or prior to the Time of Closing so as to authorize and/or approve this Agreement, the issuance and sale of the Subscription Shares and all matters related to the foregoing.

6.3      Investor Closing Deliveries

            The Investor acknowledges and agrees that the obligations of the Company shall be subject to the following conditions:

(a)	Representations; Covenants.

(i)

Each of the representations and warranties made by the Investor herein (including representations and warranties made in any schedule attached hereto, as applicable) shall be accurate in all material respects as of the Time of Closing with the same force and effect as if made at and as of the Time of Closing.

(ii)

All covenants, agreements and conditions of the Investor contained in this Agreement to be completed prior to the Time of Closing shall have been performed or completed in all material respects by the Investor.

(b)	Deliveries. The Investor shall deliver or cause to be delivered to the Company at the Time of Closing, the payment of the Proceeds in accordance with Section 2.2.

ARTICLE 7
TERMINATION

7.1      Termination

(a)	This Agreement may be terminated under the following circumstances:

(i)	upon the mutual consent of the parties;

(ii)	by the Investor, upon written notice to the Company, if:

A.

there has been a material violation, breach or inaccuracy of any representation, warranty or covenant of the Company contained in this Agreement, which violation, breach or inaccuracy is incapable of being cured prior to the Closing Date;

B.

during the Interim Period, there has been a public announcement by the Company or any other Person in respect of any equity financing, business combination or other transaction involving a change of control of the Company or any of its Subsidiaries, other than in connection with the transactions contemplated by this Agreement; or

C.

there shall have occurred any material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), or capital of the Company, or, change in any material fact, or have arisen or been discovered any new material fact or the Investor has become aware of any undisclosed material fact, that would be expected to in the opinion of the Investor, acting reasonably, have a material adverse effect on the market price or value of the Common Shares;

(iii)

by the Company, upon written notice to the Investor, if there has been a material violation, breach or inaccuracy of any representation, warranty or covenant of the Investor contained in this Agreement, which violation, breach or inaccuracy is incapable of being cured prior to the Closing Date;

(iv)	by either party, upon written notice to the other, if the Closing shall not have occurred by the Closing Date; or

(v)

by either party, upon written notice to the other, if a court of competent jurisdiction or any other Governmental Entity shall have issued a final, non-appealable Order preventing or otherwise prohibiting the transactions contemplated by this Agreement.

(b)

In the event that this Agreement is terminated by the Investor pursuant to Section 7.1(a)(ii), then the Company shall promptly, but not later than five (5) Business Days after the date of such termination, pay to the Investor a one-time cash payment equal to two hundred thousand dollars ($200,000.00) (the “Break Fee”) by wire transfer of immediately available funds or in such other manner agreed upon by the parties.

(c)

If this Agreement is terminated in accordance with Section 7.1, this Agreement shall become void and of no further force or effect; except that the provisions of Section 7.1(b), ARTICLE 8 and this Section 7.1(c) shall survive termination of this Agreement and that nothing herein shall relieve any party from any liability for fraud or any willful material breach of the provisions of this Agreement prior to such termination.

ARTICLE 8
GENERAL PROVISIONS

8.1      Notices

(a)

Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be validly given if delivered in person (including by courier service) or transmitted by fax or electronic transmission to such party, as follows:

(i)	in the case of the Investor:

SSR Mining Inc.
Suite 800-1055 Dunsmuir Street PO Box 49088 Vancouver, British Columbia V7X 1G4

Attention: XXXXXXXXXXXXx Facsimile: XXXXXXXXXXXXx

with a copy to:

Lawson Lundell LLP 1600 Cathedral Place 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

Attention: XXXXX XXXX-XXXX Email: XXXXXXXXXXXXXXXX

(ii)	in the case of the Company:

SilverCrest Metals Inc.
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1

Attention: XXXXXXXXXXXXx Email: XXXXXXXXXXXXXXX

with a copy to:

Koffman Kalef LLP
19th Floor, 885 West Georgia Street Vancouver, British Columbia V6C 3H4

Attention: XXXXXXXXXXXXXXX Email: XXXXXXXXXXXXXXXXX

(b)

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Vancouver time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 8.1.

8.2      Further Assurances

            Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

8.3      Amendments

            No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.4      Assignment

            No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party.

8.5      Successors and Assigns

            This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

8.6      No Partnership

            Nothing in this Agreement or in the relationship of the parties hereto shall be construed as in any sense creating a partnership among the parties or as giving to any party any of the rights or subjecting any party to any of the creditors of the other parties.

8.7      Counterparts

            This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (whether by facsimile, email, or other electronic means), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

8.8      Expenses

            Each party shall be responsible for their own fees and expenses incurred in furtherance of the transactions contemplated in this Agreement.

[The remainder of this page has been intentionally left blank.]

            IN WITNESS WHEREOF this Agreement has been executed by the parties.

SILVERCREST METALS INC.

By:	“N. Eric Fier”
Name: N. Eric Fier
Title: Chief Executive Officer

SSR MINING INC.

By:	“Paul Benson”
Name: Paul Benson
Title: President and Chief Executive Officer

SCHEDULE A

SHARE ISSUE COMMITMENTS

Share Issue Commitment	No. of Shares

Options outstanding to purchase Common Shares	6,045,000

Warrants outstanding to purchase Common Shares	5,906,805

Share Issue Commitment for Property	Up to USD$500,000 at 10 day VWAP
• Option Agreement with Grupo Bareyo	(USD$250,000 by December 3, 2018, plus
additional USD$250,000 by December 3,
2018 at holder’s option)

Share Issue Commitment for Cash	XXXXXXXXXXXXXXXXXXXXX
• XXXXXXXXXX employee contact	XXXXXXXXXXXXXX
• expires December 31, 2018

SCHEDULE B

AREA OF INTEREST - MAP OF LAS CHISPAS PROJECT

See attached.

SCHEDULE B

MAP OF LAS CHISPAS PROJECT

AREA OF INTEREST IS TWO (2) KILOMETRES FROM THE BOUNDARY OF
SILVERCREST’S HELD MINING CONCESSIONS